Exhibit 12.1

UAP Holding Corp.

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

	Combined Predecessor Entity ConAgra Agricultural Products Business										UAP Consolidated Holding Corp.
	Fiscal Year Ended								Thirty-Nine Weeks Ended November 23, 2003		Thirteen Weeks Ended February 22, 2004		Forty Weeks Ended November 28, 2004
	2000		2001		2002		2003
Fixed Charges as Defined:
Interest expense	$45,136		$62,350		$44,898		$24,421		$12,913		$8,425		$33,765
One third of lease expense	$16,265		$17,954		$17,666		$15,199		$10,223		$3,174		$9,819

Total fixed charges (A)	$61,401		$80,304		$62,564		$39,620		$23,136		$11,599		$43,584

Earnings as Defined:
Pretax income (loss)	$71,873		$2,874		$(48,636)		$48,247		$66,053		$15,442		$25,694
Add fixed charges (above)	$61,401		$80,304		$62,564		$39,620		$23,136		11,599		$41,654

Earnings and fixed charges (B)	$133,274		$83,178		$13,928		$87,867		$89,189		$27,041		$69,278

Ratio of earnings to fixed charges (B/A)	2.17	x	1.04	x	—	(a)	2.22	x	3.85	x	2.33	x	1.59	x

(a)	For fiscal 2002, the ConAgra Agricultural Products Business’ earnings were insufficient to cover fixed charges by $48.6 million.